Mail Stop 4561

July 28, 2009

David P. Clark
Chief Executive Officer
Document Capture Technologies, Inc.
1798 Technology Drive, Suite 178
San Jose, California 95110

       **Re:    Document Capture Technologies, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2008**
              **Filed April 15, 2009**
              **File No.  000-25389**

Dear Mr. Clark:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief